EXHIBIT 11

Schedule of Computation of Net Earnings Per Share

	Three Months Ended December 31		Six Months Ended December 31

	2005	2004	2005	2004
Basic Earnings Per Share

Net earnings	$398,000	$949,000	$1,135,000	$1,592,000

Weighted-average Common Shares:

Outstanding	7,996,000	7,813,000	7,963,000	7,767,000

Basic Earnings Per Share	$0.05	$0.12	$0.14	$0.20

Diluted Earnings Per Share

Net earnings	$398,000	$949,000	$1,135,000	$1,592,000

Weighted-average Common Shares:

Outstanding	7,996,000	7,813,000	7,963,000	7,767,000

Stock Options	187,000	374,000	197,000	386,000

	8,183,000	8,187,000	8,160,000	8,153,000

Diluted Earnings Per Share	$0.05	$0.12	$0.14	$0.20